EXHIBIT 21.1

FIRST CONSULTING GROUP, INC.
SUBSIDIARIES AND AFFILIATED ENTITIES
as of January 2007

Name	Purpose	Place of Incorporation
FCG CSI, Inc.	Operations	Delaware

FCG Investment Company, Inc.	Intangible Holdings	Delaware

FCG Ventures, Inc.	Investment Holdings	Delaware

First Consulting Group GmbH	Operations	Germany

First Consulting Group (Ireland) Limited	Operations	Ireland

First Consulting Group, B.V.	Holding	Netherlands

First Consulting Group (UK) Limited	Operations	United Kingdom

First Consulting Group Company	Operations	Canada

FCG Software Services, Inc.	Operations	Delaware

HPA Acquisition Corporation	Asset Holdings	Delaware

First Consulting Group Vietnam	Operations	Vietnam

FCG Software Services (India) Private Limited	Operations	India

PSI Mauritius Inc. (India is a subsidiary of PSI Mauritius, & PSI Mauritius is owned by FCG Software Services)	Holding	Mauritius